Exhibit 99.1

A2Z Extends Share Repurchase Program

TORONTO, ON, July 6, 2026 – A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ) (the “Company” or “A2Z”), a global leader in innovative technology solutions, today announces that its Board of Directors has extended its previously approved share repurchase plan authorizing the Company to repurchase up to $20 million of its outstanding shares for an additional six months, through to December 31, 2026 (“Repurchase Program”).

To date, the Company has repurchased an aggregate of 1,066,541 shares for an aggregate of US$6,668,473, not including broker commissions. As of the date hereof, approximately US$13.3 million remains available under the Repurchase Program for future repurchases.

The Company believes that the market price of its common shares does not adequately reflect the Company’s underlying value and prospects and that the repurchase of the Company’s common shares represents an appropriate use of the Company’s financial resources and will enhance shareholder value.

As previously announced, the Company has engaged Oppenheimer & Co., Inc. as its broker for the Repurchase Program. The Repurchase Program may be conducted through open market transactions or by other methods at prevailing market prices, subject to market conditions and in compliance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (SEC) Rule 10b-18 and/or Rule 10b5-1 requirements. The Company will use its existing cash and cash equivalents to execute the Repurchase Program. All common shares purchased by the Company under the Repurchase Program will be returned to treasury and cancelled. According to the original Repurchase Program, the program was scheduled to expire on July 6, 2026.

The repurchase program will terminate no later than December 31, 2026.

About A2Z Cust2Mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ) makes in-store retail smarter by connecting retailers, brands, and shoppers at the Smart Cart. Cust2Mate transforms everyday shopping carts into AI-powered, connected commerce platforms that elevate the in-store experience, turning each visit into a seamless, personalized, and rewarding journey. The Smart Cart platform helps retailers and brands grow revenue through targeted retail media and real-time shopper engagement at the moment purchase decisions are made. It delivers actionable, real-time data that provides full visibility into in-store shopper behavior and decision-making. With its modular, state-of-the-art technology, Cust2Mate enables retailers to increase revenue, optimize store operations, and mitigate loss across their chains at scale. For more information on A2Z Cust2Mate Solutions Corp. and its subsidiary, Cust2Mate Ltd., please visit www.cust2mate.com.

Forward Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect”, “will” and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with: the market for our products, the impact of geopolitical, economic, competitive and other factors affecting the Company and its operations, and other matters detailed in reports filed by the Company with the SEC.

Media Contact

Fusion PR for Cust2Mate

cust2mate@fusionpr.com

Corporate Contact Information:

John Gildea

VP corporate communication

John@a2zas.com

00353 86 8238177